7628 Thorndike Road
Greensboro, NC 27409-9421

September 28, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Eric Atallah

            Re:       RF Micro Devices, Inc.

                        Form 10-K for the Fiscal Year Ended April 2, 2011

                        Filed June 1, 2011

                        File No. 000-22511

Ladies and Gentlemen:

            This letter is submitted in response to comments contained in the letter dated September 14, 2011 from Martin James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the “Company” or “RFMD”), regarding the Company’s Form 10-K for the fiscal year ended April 2, 2011 (the “Form 10-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s September 14, 2011 letter.  Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 8.  Financial Statements and Supplementary Data, page 44

Note 15.  Operating Segment and Geographic Information, page 85

Comment 1: We note from your response to prior comment 4 that you do not expect CPG and MPG revenues to grow at similar rates due to business maturity and the mix of product life cycles.  Given that these segments appear to be in different stages of their life cycles and you do not expect their revenues to grow at similar rates in future periods, please explain to us why you believe that these segments will exhibit similar long term economic characteristics.  Additionally explain why you believe that providing disaggregated information would not help users of your financial statements better understand your performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole.

            Response 1:  We respectfully advise the Staff that we believe that the Staff may have misinterpreted, at least in part, our prior response with respect to the long-term revenue growth rates for CPG and MPG.  Overall, we do expect that the five-year revenue growth rates for CPG and MPG markets will be similar and will increase in line with expected revenue increases for both operating segments.  Although our long-term revenue growth rates for both operating segments are expected to be similar, in any given year CPG revenue growth may exceed MPG revenue growth, while in other years MPG revenue growth may exceed CPG revenue growth. Such a variance has typically been attributable to product life cycles or external factors such as the state of the global economy.  As detailed in our prior response dated September 6, 2011, in any given fiscal period, one or both operating segments may be experiencing reduced revenues from key products that have reached end of life, while one or both segments may be in the design-in phase for a key product family with little revenue from such products or may be experiencing strong sales of products that have been designed into multiple products for multiple original equipment manufacturers ("OEMs") that are in high demand.  While this may lead to a short-term variance in revenue growth rates for CPG and MPG, when such growth rates are assessed over a longer period such as five years, we would expect them to be similar.  Despite the potential for possible short-term fluctuations, we manage our costs to achieve substantially similar operating margins for our operating segments that are consistent with our long-term revenue and other financial targets.

As noted in our response dated September 6, 2011, our products and marketing efforts target a single macro communications market that we serve as a designer and manufacturer of RF components and compound semiconductor technologies.  Our delineation of CPG and MPG as separate operating segments represents our internal grouping of “like” applications, rather than a separation driven by differing economic characteristics in CPG and MPG.

2

Our CODM manages the Company on an aggregated basis by measuring performance against total Company targets.  We maintain that an aggregated presentation of our financial information helps the users of our financial statements understand our performance and future prospects on a basis that is consistent with how our management views our financial performance.  As noted in our response dated September 6, 2011, both MPG and CPG rely on a single corporate infrastructure that accounts for 80% of total Company expenditures.  In addition, RFMD manages its cash on an aggregated basis and does not segregate cash, plant and equipment or other assets between CPG and MPG.  Resource allocations, including corporate infrastructure, capital expenditures, engineering talent, and shared product design and manufacturing processes, are made within the framework of the Company’s overall financial model as opposed to separate models for each operating segment.  Our CODM manages the total Company to achieve optimal performance against overall Company financial targets and is focused on growing our top-line revenue and generating volumes such that the Company can achieve economies of scale and higher operating margins.

Disaggregating financial information ultimately involves allocating a line item, account or other data between the operating segments.  For shared resources and costs, which dominate our Company, the allocation itself may not reflect the overall management target or perspective of the line item in question.  For example, if we are targeting an overall level of research and development spending during a period, the most important point of assessment from an investor’s perspective should be our performance against that target, rather than the particular amounts allocated to each segment, which may be driven by product development cycles.  Accordingly, disaggregation could misalign investors’ assessment of the Company’s financial performance with our management and Board of Directors’ assessment of such performance.  In addition, disaggregation could lead investors to over focus on operating segment data that is subject to quarterly variability (both positive and negative) and that does not represent our overall performance.

In summary, for the reasons cited above and in our response dated September 6, 2011, we believe CPG and MPG have similar economic characteristics, and competitive, operating and financial risks that support financial reporting on an aggregated basis.  In addition, we do not believe that disaggregated financial information would be useful to investors to understand our performance, better assess our prospects for future next cash flows or make more informed judgments about the Company as a whole.

Comment 2:  We note the difference in 2011 in your non-GAAP operating margin.  Please tell us what significant factors you believe will cause changes in your non-GAAP operating margins in 2012 and 2013 compared to 2011.

Response 2:  We respectively advise the Staff that we believe our customer diversification and product leadership strategies will drive revenue and gross margin growth in fiscal 2012 and 2013 and enable us to continue to participate in the growth of the markets that we serve.  Additionally we expect to limit operating expense growth in fiscal 2012 and 2013 to less than our expected revenue and gross profit growth rates, which will contribute to the achievement of our operating margin targets.

3

Fiscal 2011 was a year of transition for us as we successfully reduced our percentage of sales to our largest customer by focusing on our customer diversification strategy, including key design wins at major OEMs.  The products sold to this customer typically had lower gross margins than the products that are expected to drive our 2012 and 2013 financial performance.  In CPG, we expect that our revenue and gross profit growth in fiscal 2012 and 2013 will be driven by the introduction and market adoption of new products such as our PowerSmart platforms and our switch and signal conditioning products.  In MPG, we expect that our revenue and gross profit growth in fiscal 2012 and 2013 will be driven by the introduction and market adoption of WiFi products for use in handsets and consumer premises equipment, as well as the introduction of new gallium nitride products for use in cable television hybrid products and defense related applications.  Since the majority of the investment required to get these new products to market has been incurred in prior years, we expect higher operating margins during 2012 and 2013.  In addition, we expect operating margins will be favorably impacted by improved factory utilization rates and our ongoing efforts to tightly control selling, general and administrative expenses and research and development spending.

In summary, we believe the impact of our planned product innovation and tight expense control will drive improved operating margins over the next couple of years.

Closing

    The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975.  Thank you for your time and attention.

Sincerely,

                                                                        /s/William A. Priddy, Jr.
                                                                            William A. Priddy, Jr.

                                                                            Chief Financial Officer and Vice President,
                                                                            Finance and Administration

cc:        Barry Church

            Gina Harrison
            Laura Miller

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